UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WRIGHT MEDICAL GROUP N.V.

(Name of Subject Company)

WRIGHT MEDICAL GROUP N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Ordinary Shares)

James A. Lightman

Senior Vice President, General Counsel and Secretary

Wright Medical Group N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands

(+31) 20 521 4777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Zachary R. Blume

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Wright Medical Group N.V., a public limited liability company organized under the laws of the Netherlands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2019 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Stryker B.V., a private company with limited liability organized under the laws of the Netherlands (“Purchaser”), an indirect, wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding ordinary shares, par value €0.03 per share, of the Company (the “Shares”) at a purchase price of $30.75 per Share without interest and less applicable withholding taxes, payable in cash to the holders thereof (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Stryker and Purchaser with the SEC on December 13, 2019, and the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following section is added as a new section in Item 8 on p. 52 of the Schedule 14D-9.

(g)	Certain Litigation

On January 15, 2020, John Thompson, a purported shareholder of the Company, filed a putative class action lawsuit against the Company, members of the Company Board, Purchaser and Stryker in the United States District Court for the District of Delaware, captioned Thompson v. Wright Medical Group N.V., et al., Case No. 1:20-cv-00061 (the “Thompson Complaint”). The Thompson Complaint alleges that the Company and the members of the Company Board violated federal securities laws and regulations by failing to disclose material information in this Schedule 14D-9 in connection with the transactions contemplated by the Purchase Agreement, which they allege rendered this Schedule 14D-9 false and misleading. In addition, the Thompson Complaint alleges that members of the Company Board and Stryker acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Solicitation/Recommendation Statement. The Thompson Complaint seeks, among other things, an order enjoining consummation of the transactions contemplated by the Purchase Agreement; rescission of such transactions if they have already been consummated and rescissory damages; an order directing the Company Board to file a Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; a declaration that the defendants violated certain federal securities laws and regulations; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

The Company believes that the plaintiff’s allegations are without merit. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Thompson Complaint, a copy of which is attached as Exhibit (a)(5)(M) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(M)	Class Action Complaint, dated January 15, 2020 (Thompson v. Wright Medical Group N.V., et al.)*

*	filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2020	WRIGHT MEDICAL GROUP N.V.

	By:	/s/ James A. Lightman
	Name:	James A. Lightman
	Title:	Senior Vice President, General Counsel and Secretary